Exhibit 99.3

NICE Wins Two ‘ASTORS’ Awards for Best Investigation and Best 911 Incident
Recording and Analytics Solutions

 NICE Inform and NICE Investigate receive honors for fourth consecutive year

Hoboken, N.J., December 9, 2019 – NICE (Nasdaq: NICE) announced today that it has won two ‘ASTORS’ Awards for NICE Inform and NICE Investigate. Sponsored by American Security Today, the ‘ASTORS’ Awards recognize outstanding product development achievements and exciting new technologies that support law enforcement agencies, first responders and other government entities in their mission to keep cities and communities safe and secure. For the fourth year in a row, NICE solutions have been recognized with ‘ASTORS’ Awards. NICE Inform was named Best 911 Recording and Analytics Solution, and NICE Investigate received the top award in the Best Investigation category.

NICE Inform: Best 911 Recording and Analytics Solution
This year, NICE Inform was recognized for its newly introduced Intelligence Center. Built from the ground up for emergency communications centers, the NICE Inform Intelligence Center puts powerful real-time analytical tools and metrics within reach of 911 center managers, making it easy to identify, understand, and address the factors that drive operational performance and contribute to success. The Intelligence Center breaks down the barriers of bringing together, analyzing and acting on data – by leveraging GIS mapping and consolidating information from Computer Aided Dispatch (CAD), phone, radio, and the NICE multimedia recording solution. Web-based dashboards provide up-to-the-minute snapshots of key performance metrics to help 911 center managers gauge performance, better align staffing needs, influence funding decisions, and support and defend actions taken. NICE Inform offers a full suite of solutions for incident recording, quality assurance and incident analytics.

NICE Investigate: Best Investigation Solution
NICE also took home top honors in the Best Investigation Solution category for its NICE Investigate cloud-based Community Portal. Police investigators can use the Community Portal to create public appeals for active investigations, enabling citizens to easily upload videos, photos and tips.  Businesses and citizens can also use the Community Portal to register their video cameras and share video evidence, so investigators don’t have to travel to the scene to manually retrieve, copy and convert video. NICE Investigate makes proprietary video instantly useable for investigations by automatically transcoding it into a standard format. NICE Investigate is a comprehensive, scalable, CJIS-compliant, cloud-based, end-to-end solution for managing investigations and digital evidence.

"We’re thrilled that our public safety solutions have been recognized by the ‘ASTORS’ awards for the fourth consecutive year," said Chris Wooten, Executive Vice President, NICE. "Whether handling emergency calls at the onset of an incident or conducting investigations after-the-fact, public safety agencies around the world rely on NICE solutions every day to help ensure the safety of citizens and communities.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.